UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

STONEMOR PARTNERS L.P.

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

86183Q 10 0

(CUSIP Number)

Attn: Judith Bornstein
McCown De Leeuw & Co., LLC
950 Tower Lane, Suite 800
Foster City, CA  94404
Tel: (650) 854-6000

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 30, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86183Q 10 0

1.	Name of Reporting Persons. CFSI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,119,891
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,119,891
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,119,891(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6% (4)
14.	Type of Reporting Person (See Instructions) OO

(1)
The filing parties for this Amendment No. 1 to Schedule 13D are: CFSI LLC, a Delaware limited liability company (“CFSI”), Cornerstone Family Services LLC, a Delaware limited liability company (“CFS”), McCown De Leeuw and Co. IV, L.P., a California limited partnership (“MDCIV”), McCown De Leeuw and Co. IV Associates, L.P., a California limited partnership (“MDCIVA”), Delta Fund, LLC, a California limited liability company (“Delta” and, together with MDCIV and MDCIVA, the “MDC Funds”), MDC Management Company IV, LLC, a California limited liability company (“MDC Management” and, together with the MDC Funds, the “MDC Entities”), MDC IV Trust U/T/A November 30, 2010, a trust formed under the laws of Delaware (“MDC IV Trust”), MDC IV Associates Trust U/T/A November 30, 2010, a trust formed under the laws of Delaware (“MDC IVA Trust”), Delta Trust U/T/A November 30, 2010, a trust formed under the laws of Delaware (“Delta Trust” and, collectively with MDC IV Trust and MDC IVA Trust, the “MDC Trusts”), Gen4 Trust Advisor LLC, a Delaware limited liability company (the “Trust Advisor”), Robert B. Hellman, Jr., George E. McCown and David E. De Leeuw.  The MDC Trusts, the Trust Advisor and Mr. Hellman may be deemed to be members of a group for purposes of this Schedule 13D; the remaining filing parties expressly disclaim membership in a group for purposes of this Schedule 13D.  The MDC Trusts collectively control CFSI and CFS, which has an equity interest in CFSI. The Trust Advisor controls the voting and dispositive decisions of the MDC Trusts. Mr. Hellman is the sole member of the Trust Advisor and, as such, controls the Trust Advisor.

(2)
As of the date hereof, substantially all of the common units representing limited partner interests (“Common Units”) in StoneMor Partners L.P. (“StoneMor”) included in this report are held by CFSI, with no Common Units being held by CFS, MDCIV, MDCIVA, Delta, MDC IV Trust, MDC IVA Trust, Delta Trust, the Trust Advisor or Mr. De Leeuw.  In addition, each of Messrs. Hellman and McCown owns 5,000 Common Units directly.

(3)
StoneMor is controlled by its general partner, StoneMor GP LLC (the “General Partner”). The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, all of which are held by CFSI.  Each of CFSI and CFS is controlled in part by its Board of Managers. The MDC Trusts have the right to designate for election a majority of the managers of the Board of Managers of CFSI pursuant to the limited liability company agreement of CFSI. The voting and investment decisions of the MDC Trusts are made by the Trust Advisor, which is controlled by Mr. Hellman. Therefore, Mr. Hellman may be deemed to have investment and voting power over the Common Units beneficially owned by the MDC Trusts. The MDC Trusts also collectively control CFS, which has an equity interest in CFSI.  As a result of the foregoing, each of CFS, the MDC Trusts, the Trust Advisor and Mr. Hellman may be deemed to beneficially own the Common Units held by CFSI.

(4)	Based on an aggregate of 15,576,236 Common Units outstanding as of December 30, 2010, as provided to the Filing Parties by StoneMor.

CUSIP No. 86183Q 10 0

1.	Name of Reporting Persons. Cornerstone Family Services LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,119,891
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,119,891
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,119,891(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6% (4)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 86183Q 10 0

1.	Name of Reporting Persons. MDC IV Trust U/T/A November 30, 2010
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,119,891
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,119,891
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,119,891 (2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6% (4)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 86183Q 10 0

1.	Name of Reporting Persons. MDC IV Associates Trust U/T/A November 30, 2010
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,119,891
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,119,891
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,119,891 (2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6% (4)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 86183Q 10 0

1.	Name of Reporting Persons. Delta Trust U/T/A November 30, 2010
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,119,891
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,119,891
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,119,891 (2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6% (4)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 86183Q 10 0

1.	Name of Reporting Persons. Gen4 Trust Advisor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,119,891
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,119,891
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,119,891 (2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6% (4)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 86183Q 10 0

1.	Name of Reporting Persons. McCown De Leeuw and Co. IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 86183Q 10 0

1.	Name of Reporting Persons. McCown De Leeuw and Co. IV Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 86183Q 10 0

1.	Name of Reporting Persons. Delta Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 86183Q 10 0

1.	Name of Reporting Persons. MDC Management Company IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 86183Q 10 0

1.	Name of Reporting Persons. Robert B. Hellman, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,124,891
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,124,891
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,124,891 (2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6% (4)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 86183Q 10 0

1.	Name of Reporting Persons. George E. McCown
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 5,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (4)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 86183Q 10 0

1.	Name of Reporting Persons. David E. De Leeuw
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Voting Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note:

This Amendment No. 1 to Statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2009 (the “Original Schedule 13D”) and relates to the common units representing limited partner interests of StoneMor Partners L.P.  This Amendment No. 1 is being filed to reflect the transfer of interests in CFS and CFSI by the MDC Funds to the MDC Trusts (each, as defined below).  This Amendment No. 1 also reflects the addition of the MDC Trusts and the Trust Advisor (as defined below) as Filing Parties.  Except as set forth below, all previous Items in the Original Schedule 13D remain unchanged.  Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Schedule 13D.

Item 1.     Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

(a)
The class of equity securities to which this Schedule 13D relates is common units representing limited partner interests (“Common Units”) of StoneMor Partners L.P., a Delaware limited partnership (“StoneMor”).

(b)            The principal executive offices of the Issuer are located at 311 Veterans Highway, Suite B, Levittown, PA 19056.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a)
This Statement is filed by: CFSI LLC, a Delaware limited liability company (“CFSI”); Cornerstone Family Services LLC, a Delaware limited liability company (“CFS”); McCown De Leeuw & Co. IV, L.P., a California limited partnership (“MDCIV”); McCown De Leeuw & Co. IV Associates, L.P., a California limited partnership (“MDCIVA”); Delta Fund LLC, a California limited liability company (“Delta” and, together with MDCIV and MDCIVA, the “MDC Funds”); MDC Management Company IV, LLC, a California limited liability company (“MDC Management”); MDC IV Trust U/T/A November 30, 2010, a trust formed under the laws of Delaware (“MDC IV Trust”); MDC IV Associates Trust U/T/A November 30, 2010, a trust formed under the laws of Delaware (“MDC IVA Trust”); Delta Trust U/T/A November 30, 2010, a trust formed under the laws of Delaware (“Delta Trust” and, together with MDC IV Trust and MDC IVA Trust, the “MDC Trusts”); Gen4 Trust Advisor LLC, a Delaware limited liability company (the “Trust Advisor”); Robert B. Hellman, Jr.; George E. McCown; and David E. De Leeuw (collectively, the “Filing Parties”).

(b)	The address of the principal place of business of each of the Filing Parties is as follows:

CFSI LLC, 311 Veterans Highway, Suite B, Levittown, PA 19056

Cornerstone Family Services LLC, 311 Veterans Highway, Suite B, Levittown, PA 19056

McCown De Leeuw & Co. IV, L.P., 950 Tower Lane, Suite 800, Foster City, California 94404

Delta Fund LLC, 950 Tower Lane, Suite 800, Foster City, California 94404

MDC Management Company IV, LLC, 950 Tower Lane, Suite 800, Foster City, California 94404

MDC IV Trust U/T/A November 30, 2010, 950 Tower Lane, Suite 800, Foster City, California 94404

MDC IV Associates Trust U/T/A November 30, 2010, 950 Tower Lane, Suite 800, Foster City, California 94404

Delta Trust U/T/A November 30, 2010, 950 Tower Lane, Suite 800, Foster City, California 94404

Gen4 Trust Advisor LLC, 950 Tower Lane, Suite 800, Foster City, California 94404

Robert B. Hellman, Jr., 950 Tower Lane, Suite 800, Foster City, CA 94404

George E. McCown, 950 Tower Lane, Suite 800, Foster City, CA 94404

David E. De Leeuw, c/o Lion Chemical Capital LLC, 535 Madison Avenue, 4th Floor, New York, NY 10022

(c)
The principal business of each of CFSI and CFS is serving as a holding company for securities of StoneMor and StoneMor’s general partner.  The principal occupation or business of the other Filing Parties is private equity investing and portfolio company management.

(d)
During the last five years, none of the Filing Parties or any of the Listed Persons (as defined below), to the knowledge of the Filing Parties, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Filing Parties or any of the Listed Persons, to the knowledge of the Filing Parties, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Filing Party being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Filing Parties who is a natural person is as follows:

Robert B. Hellman, Jr., United States citizen

George E. McCown, United States citizen

David E. De Leeuw, United States citizen

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, Board of Directors, Board of Managers and each person controlling the Filing Parties (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is supplemented by adding the following to the end of the item:

On November 30, 2010, the MDC Funds transferred all of their respective interests in CFSI and CFS to the MDC Trusts, which  resulted in the transfer of control of CFSI and CFS to the MDC Trusts.  Voting and investment decisions for each of the MDC Trusts are directed by the Trust Advisor of which Mr. Hellman serves as the sole member and, in such capacity, has investment and voting control over the Common Units beneficially owned by the MDC Trusts.  CFSI continues to directly own 2,119,891 Common Units.  None of the other Filing Parties  directly own any Common Units, with the exception of Messrs. Hellman and McCown who each continue to directly own 5,000 Common Units.  The contribution of the interests in CFSI and CFS to the MDC Trusts is a result of the finite life of the MDC Funds and the resulting winding down of the MDC Funds.  The contribution does not represent a change in the Filing Parties’ collective intentions with respect to disposition of their collective interests in StoneMor.

As a result of the contribution of the interests in CFSI and CFS to the MDC Trusts, the MDC Trusts have replaced the MDC Funds as members of CFSI and CFS, and the MDC Trusts are now able to control the election of the directors of StoneMor’s General Partner.

Item 5. Interest in Securities of StoneMor.

The MDC Trusts, the Trust Advisor and Mr. Hellman may be deemed to be members of a group for purposes of this Schedule 13D; the remaining filing parties expressly disclaim membership in a group for purposes of this Schedule 13D.

(a)
As of the date hereof, CFSI directly holds 2,119,891 Common Units, or 13.6% of the issued and outstanding Common Units.  Each of CFS, the MDC Trusts, the Trust Advisor and the Trust Advisor’s sole member, Mr. Hellman, are deemed to also beneficially own these Common Units as a result of their direct or indirect control of CFSI.    Additionally, Mr. Hellman directly owns 5,000 Common Units and possesses sole power to vote and dispose of such Common Units, which, when combined with the Common Units held by CFSI, represents 13.6% of the issued and outstanding Common Units.  Mr. McCown directly owns 5,000 Common Units and possesses sole power to vote and dispose of such Common Units.

The above beneficial ownership percentages were calculated by dividing 2,119,891 Common Units beneficially owned by each of the Filing Parties (or 2,124,891 in the case of Mr. Hellman and 5,000 in the case of Mr. McCown) by 15,576,236 outstanding Common Units as of December 30, 2010, as provided by StoneMor to the Filing Parties.

Additionally, to the knowledge of the Filing Parties, the following individuals identified on Schedule 1 have sole voting and dispositive authority over the number of Common Units listed below as of the date hereof:

Name	Common Units	Percent of Class
Lawrence Miller	126,520	0.8%
William R. Shane	126,520	0.8%
Fenton R. Talbott	25,167	0.2%
Martin R. Lautman, Ph.D	93,561	0.6%
Paul Waimberg	8,540	0.1%

(b)
CFSI, CFS, the MDC Trusts, the Trust Advisor and Mr. Hellman have sole voting and dispositive power over the common units held by CFSI.  The General Partner owns 2% of the general partner interests of StoneMor.  CFSI owns 100% of the Class A units of the General Partner and has the right to elect by plurality vote of the Class A units a majority of the Board of Directors of the General Partner.  CFSI is controlled in part by its Board of Managers. The MDC Trusts have the right to designate for election a majority of the managers of the Board of Managers of CFSI pursuant to the limited liability company agreement of CFSI.  Voting and investment decisions for each of the MDC Trusts are directed by the Trust Advisor and therefore may be deemed to beneficially own all Common Units beneficially owned by these entities.  Certain key voting and investment decisions are made by the sole member of Trust Advisor, Mr. Hellman.  Mr. Hellman may therefore be deemed to have voting and dispositive power over such Common Units.  In addition, each of Messrs. Hellman and McCown has sole voting and dispositive power over his respective 5,000 Common Units.

(c)	Except as described herein, none of the Filing Parties has effected any transactions in the Common Units during the past 60 days.

(d)
Except as described herein, no other Filing Party is known by the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Filing Parties.

(e)	Not applicable.

Item 7. Material to Be Filed as Exhibits.

A.	Joint Filing Statement (filed herewith).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2011

MDC Management Company IV, LLC

/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

Delta Fund, LLC
by MDC Management Company IV, LLC

/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

McCown De Leeuw & Co. IV Associates, L.P.
by MDC Management Company IV, LLC

/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

McCown De Leeuw & Co. IV, L.P.
by MDC Management Company IV, LLC

/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

CFSI LLC

/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Manager

Cornerstone Family Services LLC

/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
 Manager

MDC IV Trust U/T/A November 30, 2010
by Wilmington Trust FSB, as Trustee

/s/ Joseph H. Clark
By: Joseph H. Clark
Vice President

MDC IV Associates Trust U/T/A November 30, 2010
by Wilmington Trust FSB, as Trustee

/s/ Joseph H. Clark
By: Joseph H. Clark
Vice President

Delta Trust U/T/A November 30, 2010
by Wilmington Trust FSB, as Trustee

/s/ Joseph H. Clark
By: Joseph H. Clark
Vice President

Gen4 Trust Advisor LLC

/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Member

/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.

/s/ George E. McCown
George E. McCown

/s/ David E. De Leeuw
David E. De Leeuw

SCHEDULE 1

CFSI

Executive Officers:

Lawrence Miller
c/o CFSI LLC
311 Veterans Highway, Suite B, Levittown, PA 19056
Principal Occupation: Manager, President and Chief Executive Officer of CFSI LLC and Cornerstone Family Services LLC; Chief Executive Officer, President and director of StoneMor GP LLC; Class B Member of StoneMor GP LLC
Citizenship: USA

William R. Shane
c/o CFSI LLC
311 Veterans Highway, Suite B, Levittown, PA 19056
Principal Occupation: Manager, Senior Vice President and Chief Financial Officer of CFSI LLC and Cornerstone Family Services LLC; Executive Vice President, Chief Financial Officer, Secretary and director of StoneMor GP LLC; Class B Member of StoneMor GP LLC
Citizenship: USA

Fenton R. Talbott
c/o CFSI LLC
311 Veterans Highway, Suite B, Levittown, PA 19056
Principal Occupation: Board member of the Preventative Medicine Research Institute, Kansas University Board of Trustees and Christus/St. Vincent Hospital Foundation and Manager and Chairman of CFSI LLC and  director of StoneMor GP LLC
Citizenship: USA

Paul Waimberg
c/o CFSI LLC
311 Veterans Highway, Suite B, Levittown, PA 19056
Principal Occupation: Vice President of CFSI LLC; Vice President—Finance and Corporate Development and Assistant Secretary of StoneMor GP LLC
Citizenship: USA

Board of Managers:

Lawrence Miller
(See above)

William R. Shane
(See above)

Robert B. Hellman, Jr.
c/o McCown De Leeuw & Co., LLC
950 Tower Lane, Suite 80, Foster City, California 94404
Principal Occupation: CEO and managing director of McCown De Leeuw & Co., LLC and director of StoneMor GP LLC
Citizenship: USA

Martin R. Lautman, Ph.D.
c/o CFSI LLC
311 Veterans Highway, Suite B, Levittown, PA 19056
Principal Occupation: Managing Director of Marketing Channels, Inc., a company that provides marketing and marketing research consulting services to the information industry, and director of StoneMor GP LLC
Citizenship: USA

Fenton R. Talbott
(See above)

CORNERSTONE FAMILY SERVICES LLC

Executive Officers:

Lawrence Miller
 (See above)

William R. Shane
 (See above)

Fenton R. Talbott
 (See above)

Board of Managers:

Lawrence Miller
 (See above)

William R. Shane
 (See above)

Robert B. Hellman, Jr.
 (See above)

Martin R. Lautman, Ph.D.
 (See above)

Fenton R. Talbott
 (See above)

DELTA FUND, LLC

Voting Members:

George McCown
c/o McCown De Leeuw & Co., LLC
950 Tower Lane, Suite 800, Foster City, California 94404
 Principal Occupation: Private equity investment professional
 Citizenship: USA

Robert B. Hellman, Jr.
 (see above)

MDC MANAGEMENT CO. IV, LLC
(General Partner of MDCIV and MDCIVA)

Managing Members:

George McCown
(see above)

David E. De Leeuw
(see above)

Robert B. Hellman, Jr.
 (see above)

GEN4 TRUST ADVISOR LLC
(Trust Advisor of the Trusts)

Member:

Robert B. Hellman, Jr.
 (see above)

EXHIBIT INDEX

A.	Joint Filing Statement (filed herewith).

Exhibit D
Joint Filing Statement

     We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: January 10, 2011

MDC Management Company IV, LLC

/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

Delta Fund, LLC
by MDC Management Company IV, LLC

/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

McCown De Leeuw & Co. IV Associates, L.P.
by MDC Management Company IV, LLC

/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

McCown De Leeuw & Co. IV, L.P.
by MDC Management Company IV, LLC

/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

CFSI LLC

/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Manager

Cornerstone Family Services LLC

/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Manager

MDC IV Trust U/T/A November 30, 2010
by Wilmington Trust FSB, as Trustee

/s/ Joseph H. Clark
By: Joseph H. Clark
Vice President

MDC IV Associates Trust U/T/A November 30, 2010
by Wilmington Trust FSB, as Trustee

/s/ Joseph H. Clark
By: Joseph H. Clark
Vice President

Delta Trust U/T/A November 30, 2010
by Wilmington Trust FSB, as Trustee

/s/ Joseph H. Clark
By: Joseph H. Clark
Vice President

Gen4 Trust Advisor LLC

/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Member

/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.

/s/ George E. McCown
George E. McCown

/s/ David E. De Leeuw
David E. De Leeuw